

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

<u>Via E-mail</u>
Mr. William H. Carter
Chief Financial Officer
Momentive Specialty Chemicals, Inc.
180 East Broad St.
Columbus, Ohio 43215

> **RE: Momentive Specialty Chemicals, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-K/A for the Year Ended December 31, 2012**
> **Filed November 7, 2013**
> **File No. 1-71**

Dear Mr. Carter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2012

General

1.   We refer you to your S-1 (333-176961-09) filed on September 22, 2011. We note you filed a post-effective amendment on April 17, 2012 to (i) include the information contained in MSC's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, that was filed with the SEC on April 1, 2013 and (ii) update certain other information in the Registration Statement. In light of MSC's Form 10-K/A filed on November 17, 2013 to amend and restate the December 31, 2012 financial statements and associated disclosure items included in your original Annual Report on Form 10-K for the fiscal year ended December 31, 2012, please tell us how you are currently complying with your undertakings to file a post-effective amendment to reflect any facts or events

arising after the effective date of this most recent post-effective amendment of the 2011 registration statement.

Management's Discussion and Analysis of Financial Condition, page 30

Matters Impacting Comparability of Results, page 32

2.   With reference to your Consolidated Statements of Comprehensive Income on page 52, we note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translation and losses recognized from pension and postretirement benefits adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of comprehensive income for each period presented, including a discussion of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense led to the adjustments recognized.

Liquidity and Capital Resources, page 37

General

3.   On page 24, you indicate that cash flows generated from your subsidiaries may be subject to limitations beyond your control. In light of these limitations, in future filings, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations based on these restrictions. Please provide, if necessary, the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Covenants Compliance, page 40

4.   You indicate that Adjusted EBITDA provides additional information to investors about your ability to comply with your financial covenants and to obtain debt in the future. Based on this disclosure as well as your other disclosures, it appears that you may consider Adjusted EBITDA to be both a non-GAAP performance measure and a non-GAAP liquidity measure. If true, please revise your disclosures in future filings to also reconcile Adjusted EBITDA your most directly comparable GAAP liquidity measure or show us how you will revise your disclosures in future filings to clarify how you use this measure.

5.   Your Adjusted EBITDA measure includes adjustments for pro forma savings from Shared Services Agreement and pro forma cost savings and other initiatives. Please tell us supplementally and expand your disclosures in future filings to explain the pro forma

nature of these adjustments including the underlying assumptions you are utilizing. Please address whether you subsequently realized your estimated cost savings.

Critical Accounting Estimates, page 43

Income Tax Assets and Liabilities and Related Valuation Allowances, page 43

6.   We note you released a significant portion of your U.S. deferred tax valuation allowance during 2012. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosure address each of the following points, as appropriate:

- Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

- Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

- If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 44

7.   You indicate at the bottom of page 44 that as of October 1, 2012, the estimated fair value of each of your reporting units exceeded the carrying amount of assets and liabilities assigned to each unit. Please confirm that as of October 1, 2012 the fair value of each reporting unit was considered to be substantially in excess of its carrying value. If not, please confirm that you will provide the following disclosures in future filings:

- Identification of the reporting unit;

- A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value;

- A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

- A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value of the reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment if you cannot confirm that as of October 1, 2012, the fair value of each reporting unit was considered substantially in excess of its carrying value.

Financial Statements

9. Debt and Lease Obligations, page 69

Senior Secured Notes, page 70

8.   It appears that capital stock and securities of subsidiaries of MSC or any guarantor constitutes collateral for your notes. In future filings, please revise your disclosure to indicate the extent of the capital stock and securities of your subsidiaries that is considered collateral for your notes.

14. Stock Option Plans and Stock Based Compensation, page 84

Stock-Based Deferred Compensation Plan, page 86

9.   Please clarify how you accounted for distributed and undistributed units under the 2004 DC Plan. In this regard we note you had 750,566 and 713,023 undistributed units as of December 31, 2011 and as of December 31, 2012. Please ensure you identify the certain circumstances under which this award could be distributed in the form of a cash payment and the related accounting implications, if any.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. William H. Carter
Momentive Specialty Chemicals, Inc.
December 24, 2013
Page 5

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief